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Exhibit 12.1

SIMON PROPERTY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands)

	For the year ended December 31,
	2005		2004		2003		2002		2001
Earnings:
Pre-tax income from continuing operations	$473,557		$471,711		$443,561		$530,281		$282,460
Add:
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	49,939		46,124		59,165		47,939		62,448
Minority interest in income of majority owned subsidiaries	13,743		9,687		7,277		10,498		10,593
Distributed income from less than 50% owned unconsolidated entities	66,165		45,909		42,939		37,811		51,740
Amortization of capitalized interest	2,772		2,533		1,850		1,876		1,706
Fixed Charges	932,404		769,883		696,289		684,955		726,007
Less:
Income from unconsolidated entities	(81,807)		(81,113)		(99,645)		(78,695)		(67,116)
Interest capitalization	(15,502)		(15,546)		(11,059)		(5,507)		(10,325)
Preferred distributions of consolidated subsidiaries	(28,080)		(21,220)		(12,044)		(11,340)		(26,085)

Earnings	$1,413,191		$1,227,968		$1,128,333		$1,217,818		$1,031,428

Fixed Charges:
Portion of rents representative of the interest factor	8,869		7,092		5,507		4,185		4,977
Interest on indebtedness (including amortization of debt expense)	879,953		726,025		667,679		663,923		684,620
Interest capitalized	15,502		15,546		11,059		5,507		10,325
Preferred distributions of consolidated subsidiaries	28,080		21,220		12,044		11,340		26,085

Fixed Charges	$932,404		$769,883		$696,289		$684,955		$726,007

Preferred Stock Dividends	73,854		42,346		55,138		64,201		51,360

Fixed Charges and Preferred Stock Dividends	$1,006,258		$812,229		$751,427		$749,156		$777,367

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.40	x	1.51	x	1.50	x	1.63	x	1.33	x

            For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss) from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issue costs.

            The computation of ratio of earnings to fixed charges has been restated to comply with FASB Statement No. 144 which requires the operating results of the properties sold in the current year to be reclassified to discontinued operations and requires restatement of previous years' operating results of the properties sold to discontinued operations.

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  Exhibit 12.1
SIMON PROPERTY GROUP, INC. Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (in thousands)